07023986

-xchange Commission
-, N.E.
..ngton, D.C. 20549
United States of America

SurfControl®

SEC MAIL PROCESSING RECEIVED MAY 16 2007 WASH. D.C. 186 SECTION

Re: **SurfControl plc**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934
SEC File No. 082-34985

Ladies and Gentlemen:

On behalf of SurfControl plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find the following regulatory announcements:

- REG-Morgan Stanley Secs. EPT Disclosure, dated April 30, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated April 30, 2007
- REG-BlackRock Group Rule 8.3 – SurfControl PLC, dated April 30, 2007
- REG-New Star Asset Management Ltd: Rule 8.3 – SurfControl Plc, dated April 30, 2007
- REG-Barclays PLC Rule 8.3 – SURFCONTROL, dated April 30, 2007
- REG-Hermes Inv Mngmt Rule 8.3 – SurfControl PLC, dated April 30, 2007
- REG-Gruss Asset Management LLP Rule 8.3 – SurfControl Plc, dated April 30, 2007
- REG-Stevens Capital Management LP Rule 8.3 – SurfControl Plc, dated April 30, 2007
- REG-SurfControl PLC Holding(s) in Company, dated April 30, 2007
- REG-SurfControl PLC Holding(s) in Company, dated April 30, 2007
- REG-SurfControl PLC 3rd Quarter Results – Part 1, dated May 1, 2007
- REG-SurfControl PLC 3rd Quarter Results – Part 2, dated May 1, 2007
- REG-SurfControl PLC 3rd Quarter Results – Part 3, dated May 1, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated May 1, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated May 1, 2007
- REG-BlackRock Group Rule 8.3 – SurfControl PLC, dated May 1, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated May 1, 2007
- REG-Hermes Inv Mngmt Rule 8.3 – SurfControl PLC, dated May 1, 2007
- REG-Barclays PLC Rule 8.3 – SURFCONTROL, dated May 1, 2007
- REG-Artisan Partners Rule 8.3 – SurfControl plc, dated May 1, 2007
- REG-Gruss Asset Management LLP Rule 8.3 – SurfControl Plc, dated May 1, 2007
- REG-Stevens Capital Management LP Rule 8.3 – SurfControl plc, dated May 1, 2007
- REG-Arbitrage & Trading Rule 8.3 – SurfControl Plc, dated May 1, 2007
- REG-SurfControl PLC Holding(s) in Company, dated May 2, 2007
- REG-BlackRock Group Rule 8.3 – SurfControl PLC, dated May 2, 2007
- REG-Barclays PLC Rule 8.3 – SURFCONTROL, dated May 2, 2007
- REG-Artisan Partners Rule 8.3 – SurfControl plc, dated May 2, 2007
- REG-Stevens Capital Management LP Rule 8.3 – SurfControl Plc, dated May 2, 2007
- REG-SurfControl PLC Rule 2.10 Announcement, dated May 3, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated May 3, 2007
- REG-BlackRock Group Rule 8.3 – SurfControl PLC, dated May 3, 2007

SUPPL

PROCESSED
JUN 04 2007
THOMSON FINANCIAL

SurfControl, Inc.,
1900 West Park Drive, Suite 180, Westborough, Massachusetts 01581, USA
Telephone: (831)-440-2500 Fax: (831)-440-4878
www.surfcontrol.com

U.S. Headquarters - SurfControl, Inc.,
5550 Scotts Valley Drive, Scotts Valley, California 95066, USA
Telephone: (831)-440-2500 Fax: (831)-440-2740
www.surfcontrol.com

Offices in Australia • Austria • China • France • Germany • Israel • Netherlands • Singapore • United Kingdom • United States

Registered in England No: 1566321

- REG-UBS AG (EPT) EPT Disclosure, dated May 3, 2007
- REG-Barclays PLC Rule 8.3 – SURFCONTROL, dated May 3, 2007
- REG-Hermes Inv Mngmt Rule 8.3 – SurfControl PLC, dated May 3, 2007
- REG-Stevens Capital Management LP Rule 8.3 – SurfControl Plc, dated May 3, 2007
- REG-UBS AG (EPT) EPT Disclosure – Amendment, dated May 3, 2007
- REG-BlackRock Group Rule 8.3 – SurfControl PLC, dated May 4, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated May 4, 2007
- REG-UBS (EPT) EPT Disclosure, dated May 4, 2007
- REG-Barclays PLC Rule 8.3 – SURFCONTROL, dated May 4, 2007
- REG-Stevens Capital Management LP Rule 8.3 – SurfControl Plc, dated May 4, 2007

Feel free to call me with any questions at (831) 440-2625.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-paid envelope.

Sincerely,

Steve Jonker
Sr. Corporate Counsel
SurfControl, Inc.

Enclosures

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure

RNS Number:7396V
Morgan Stanley Securities Ld(EPT)
30 April 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	27 April 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
22,314	6.89	6.51

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
0	N/A	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
CFD	LONG	15,215	6.68
CFD	LONG	1,900	6.72

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	30 April 2007
Contact name	Brent Ali
Telephone number	020 7425 8677
Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense, Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMIIFVASFIIVID

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:7466V
UBS AG (EPT)
30 April 2007

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	27 APRIL 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
45,509	6.77 GBP	6.51 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
126,089	6.80646 GBP	6.595 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	LONG	32,220	6.6867 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	30 APRIL 2007
Contact name	LOUISE ROBINSON
Telephone number	020 7567 8762
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBGGDSXSXGGRG

Financial Announcements

REG-BlackRock Group Rule 8.3- Surfcontrol PLC

RNS Number:7583V
BlackRock Group
30 April 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary shares
Date of dealing	27th April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	2,020,595	7.02%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,020,595	7.02%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	500,000	GBP 6.617545
Sale	75,000	GBP 6.71

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	30th April 2007
Contact name	Thomas Hone
Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETIMMBTMMJJBFR

Financial Announcements

REG-New Star Asset Management Ltd: Rule 8.3 - Surfcontrol Plc

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	NEW STAR ASSET MANAGEMENT LIMITED
Company dealt in	SURFCONTROL PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES 10p
Date of dealing	27th April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)			349,886	1.37%
(3) Options and agreements to purchase/sell				
Total			349,886	1.37%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	32,220	GBP6.6867

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	30th April 2007
Contact name	Pallvee Jalpota
Telephone number	0207 2256128
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
END

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	27 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	657,269	2.29%	67,974	0.24%
(2) Derivatives (other than options)	67,974	0.24%	146,930	0.51%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	725,243	2.52%	214,904	0.75%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	2,444	6.6884
Purchase	3,097	6.7519
Purchase	38,800	6.6000
Purchase	90,000	6.7814

(b) Derivatives transactions (other than options)

Product name	Long/Short	Number of Securities	Price per unit
CFD	Short	38800	6.6000
CFD	Short	2444	6.6884
CFD	Short	3097	6.7518
CFD	Short	90000	6.7813

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction	Details (Note 8)	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	30 April 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-Hermes Inv Mngmt Rule 8.3- Surfcontrol PLC

RNS Number:7752V
Hermes Investment Management
30 April 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HERMES INVESTMENT MANAGEMENT LTD
Company dealt in	SURFCONTROL PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES 10p
Date of dealing	27 APRIL 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,277,498	4.444		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,277,498	4.444		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	100,000	£6.6075
SALE	131,300	6.620189
SALE	20,000	6.63

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	30 APRIL 07
Contact name	VALERIE DAVIDSON
Telephone number	020 7680 2177
If a connected EFM, name of offeree /offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUROORBNRSOAR

Financial Announcements

REG-Gruss Asset Management LLP Rule 8.3 - Surfcontrol Plc

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Gruss Asset Management LLP
Company dealt in	Surfcontrol Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	27 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	685,909 (2.39%)	
(3) Options and agreements to purchase/sell		
Total	685,909 (2.39%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Short	75,300	681.33p
CFD	Short	37,500	676.00p

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	30 April 2007
Contact name	Will Drage
Telephone number	+44 207 518 9002
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-Stevens Capital Management LP Rule 8.3 - SurfControl Plc

LONDON--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

-0-

*T

Name of person dealing (Note 1)	Stevens Capital Management LP
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Common Shares
Date of dealing	27 April 2007

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-0-

*T

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	342,221 1.19%	0
(3) Options and agreements to purchase/sell		
Total	342,221 1.19%	0

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-0-

*T

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	N/A	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

*T
(c) Rights to subscribe (Note 3)
-0-
*T

Class of relevant security:	Details
N/A	

*T
3. DEALINGS (Note 4)
(a) Purchases and sales
-0-
*T

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A		

*T
(b) Derivatives transactions (other than options)
-0-
*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Total Return Equity Swap	Long	33,123 25,000	#6.60 #6.595

*T
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note (Note 5)
	N/A					

*T
(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
N/A		

*T
(d) Other dealings (including new securities) (Note 4)
-0-
*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
N/A		

*T

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

-0-

*T

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

*T

Is a Supplemental Form 8 attached? (Note 9)	YES

-0-

*T

Date of disclosure	30 April 2007
Contact name	Jeffrey W. Cameron
Telephone number	610.971.5000
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

*T

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

-0-

*T

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Total Return Equity Swap	Purchased	342,221	N/A	Cash Settled Equity Swap	N/A

*T

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.
2. For all prices and other monetary amounts, the currency must be stated. For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Stevens Capital Management LP

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:8011V
Surfcontrol PLC
30 April 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

SURFCONTROL PLC

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

BT Pension Scheme Trustees Limited as trustee of the BT Pension Scheme.

See Section 9 for further information.

4. Full name of shareholder(s) (if different from 3.) (iv): N/A

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v): 27 April 2007

6. Date on which issuer notified: 30 April 2007

7. Threshold(s) that is/are crossed or reached: 4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0002901790	1,528,798	1,528,798
Ord GBP10		
0290179		

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0002901790	669,086	669,086	608,412	2.327%	2.117%
Ord GBP10					
0290179					

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
1,227,498	4.444%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

BT Pension Scheme Trustees Limited is the parent undertaking of Britel Fund Trustees Limited, which is the parent undertaking of Hermes Pensions Management Limited. Hermes Pensions Management Limited is the parent undertaking of:

1. Hermes Investment Management Limited (voting rights held in this issuer: 4.444%)

Please see Section 13 for further information.

Proxy Voting:

10. Name of the proxy holder: See Comment in Section 13.

11. Number of voting rights proxy holder will cease to hold: See Comment in Section 13.

12. Date on which proxy holder will cease to hold voting rights: See Comment in Section 13.

13. Additional information:

Hermes Investment Management Limited hold the voting rights under a standing proxy contained in investment management agreements with various underlying clients, which includes all the shares owned directly by BT Pension Scheme.

All voting rights held on behalf of the above entities are aggregated for the purposes of DTR 5.2.1(a)and disclosed pursuant to DTR 5.1.5.

This disclosure is made by BT Pension Scheme Trustees Limited, which is the ultimate parent undertaking for the purposes of DTR 5.2.1(e).

14. Contact name: Valerie Davidson / Margaret Moss

15. Contact telephone number: 020 768 2177 / 020 7680 2125

Annex Notification Of Major Interests In Shares (XVI)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

BT Pension Scheme Trustees Limited as trustee of the BT Pension Scheme and Hermes Pensions Management Limited

Contact address (registered office for legal entities):

Lloyds Chambers,
1 Portsoken Street,
London E1 8HZ

Phone number: 020 7702 0888

Other useful information (at least legal representative for legal persons):

BT Pension Scheme Trustees Limited is the parent undertaking of the group of companies subject to the notification obligation as indirect holders of voting rights for the purpose of DTR 5.2.1(a) and 5.2.1(e).

B: Identity of the notifier, if applicable (xvii)

Full name:

Hermes Investment Management Limited as agent for BT Pension Scheme Trustees Limited

Contact address:

Lloyds Chambers,
1 Portsoken Street,
London E1 8HZ

Phone number: 020 7680 2125

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

Hermes Investment Management Limited acts as investment manager and agent on behalf of BT Pension Scheme Trustees Limited

C: Additional information:

Please contact Margaret Moss or Valerie Davidson on the above number for further information.

Copy sent to Company Secretary of SurfControl, fax no: 01260 296201

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

HOLBUGDSIUXGGRG

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:8019V
Surfcontrol PLC
30 April 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: SURFCONTROL PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

MERRILL LYNCH INTERNATIONAL INVESTMENT FUNDS

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction and date on which the threshold is crossed or reached if different):

27TH APRIL 2007

6. Date on which issuer notified: 30TH APRIL 2007

7. Threshold(s) that is/are crossed or reached: GONE FROM 4% TO 3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0002901790	1,208,037	1,208,037

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
GB0002901790	963,045	963,045	N/A	3.05%	N/A

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
963,045	3.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

15. Contact telephone number:

Annex Notification Of Major Interests In Shares

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

MERRILL LYNCH INTERNATIONAL INVESTMENT FUNDS

Contact address (registered office for legal entities):

33 KING WILLIAM STREET, LONDON, EC4R 9AS

Phone number: 020 7743 2098

Other useful information (at least legal representative for legal persons): THOMAS HONE

B: Identity of the notifier, if applicable

Full name: BLACKROCK, INC.

Contact address: 33 KING WILLIAM STREET, LONDON, EC4R 9AS

Phone number: 020 7743 2098

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation): THOMAS HONE

C: Additional information:

END

HOLBLGDSBGXGGRG

Financial Announcements

REG-Surfcontrol PLC 3rd Quarter Results - Part 1

RNS Number:8251V
Surfcontrol PLC
01 May 2007

SurfControl plc ("SurfControl" or "the Company")

FY 2007 Third Quarter Earnings

SurfControl grows its product and on-demand services portfolio 24% and achieves positive profit contribution from BlackSpider acquisition

Scotts Valley, CA (May 1, 2007) - SurfControl plc (London: SRF.L) the leading provider of global on-demand, network and endpoint IT security solutions, today reported financial results for the third quarter ended March 31, 2007.

Third Quarter Operational Highlights

- Overall billings growth of 24% to $32.6m (Q3 FY06: growth of 3% to $26.4m)
- On-demand service and product billings growth rates were 40% and 7% respectively, producing 10% billings growth on a like-for-like basis
- On-demand services produced a positive profit contribution in March, three months ahead of management expectations
- Proportion of billings via channel partners increased to 79% (Q3 FY06:67%)
- On-demand customers reached 2,000 serving approximately 1 million users
- E-mail security sales 34% of total billings mix

Third Quarter Financial Highlights (US $m)

Q3 and Nine Months FY2007

	3m	3m	%	9m	9m	%
	31/03/07	31/03/06		31/03/07	31/03/06	
Revenue	32.5	25.0	30%	93.8	74.3	26%
Gross margin %	95%	98%		96%	98%	
Restructuring and onerous lease costs	-			-	6.9	
Profit/(Loss) before tax	(1.2)	0.9		(3.2)	0.3	
Pro-forma operating profit	2.0	1.9		6.2	9.4	
Basic EPS (US cents)	(3.2)	2.4		(8.5)	0.8	
Channel billings %	79%	67%		79%	68%	
Non-Americas revenue %	49%	39%		48%	39%	
Billings	32.6	26.4	24%	90.0	76.3	18
Deferred revenue	98.7	84.7	16%			

Cash and liquid investments	41.1	79.9		
Cash generated from operations	0.8	5.1	4.8	12.8
Cash generated from operations pre-restructuring and onerous leases	1.0	7.6	5.4	18.4

Reconciliations from the nearest IFRS measure to all pro-forma measures contained in this RNS are provided in the financial information following this RNS, and at www.surfcontrol.com/investors/financial_information

Commenting on the results, Patricia Sueltz, CEO said, "The third quarter results endorse SurfControl's strengthening of our products and on-demand services portfolio as well as our delivery partnerships. The development of the portfolio of Secure Content solutions has put us in a very strong position to take advantage of the relative growth rates in on-demand services, appliances, and software that underpin the overall growth in the Secure Content Market. Layered protection "in the cloud", at the network edge and at the desktop is being recognised as an economic way to increase protection: SurfControl can now deliver in all three areas at a lower total cost of ownership.

"Our investment in BlackSpider is delivering excellent results, with on-demand services now contributing ahead of schedule to the Company's overall profits. I am extremely proud of our team and pleased to be a partner with the best channel resellers and distributors in the industry. I look forward to a successful outcome to the year as a whole."

For further information:

ICIS Financial PR	+44 (0) 207 651 8688
Tom Moriarty	tom@icisnet.com
Caroline Evans-Jones	caroline@icisnet.com
SurfControl	+1 831 440 2621 and +44 (0) 1260 296 257
Pat Sueltz, CEO	pat.sueltz@surfcontrol.com
Simon Wilson, CFO	simon.wilson@surfcontrol.com

Third Quarter and Nine Month Year-to-date Financial Highlights

Since SurfControl acquired BlackSpider Technologies (BST) in July 2006, on-demand service billings have grown 60% over the first nine months. This growth momentum and infrastructure leverage through BST's integration into our existing operations are both ahead of management's plan. As a result on-demand service revenues in March have now produced a small positive contribution to the Company's pro-forma profit, three months ahead of management's expectations.

Billings in the quarter grew 24% to $32.6m (Q3 FY06: $26.4m). On-demand services billings grew 40% to $4.4m with product billings growing 7% to $28.2m (Q3 FY06: $26.4m). Adjusted to recognise the prior year Q3 on-demand services billings of BST of $3.2m, the quarter on quarter billings growth rate of the Company is 10% on a like-for-like basis. Note also that the prior year comparative BST Q3 FY06 billings included one exceptionally large contract valued at $0.7m.

Renewal rates were at the higher end of management's target range of 70-80%, and the growing popularity of on-demand services showed in renewal rates being in excess of 90% for our on-demand customers. The decision taken earlier in the fiscal year to withdraw automatic deep discounting on three year deals did not have an impact on the year-over-year comparison of contract lengths in the third quarter, as these promotions were not run in Q3 FY 06. Three year contracts as a proportion of total billings were 33% in Q3 (Q3 FY06: 33%). During the third quarter we moved further towards a full channel business model, which is in line with our commitment to our channel partners and remains a strategic goal for the Company. The channel sold 84% of new business (Q3 FY 06: 80%) and made 79% of overall sales (Q3 FY 06: 67%). The

proportion of sales made by distributors rather than resellers also significantly increased in Q3 compared to the prior year. This was most marked in the US and UK. Distributors receive incremental margin over that received by resellers. During the quarter the Company won 977 new customers (Q3 FY06: 794) including 315 on-demand customers bringing the total number of on-demand customers to 2,000 serving approximately one million users. The number of large deals >$50,000 was 41 in the quarter (Q3 FY06: 38).

Revenue for the quarter increased by 30% to $32.5m (Q3 FY06: $25.0m) and increased by 26% to $93.8m for the nine months to March 31, 2007 (9m FY06: $74.3m). Q3 product revenue increased 16% to $28.9m and Q3 on-demand services revenue grew 100% to $3.6m. Adjusted to recognise the prior year on-demand
services revenues of BST of $1.8m, the quarter on quarter revenue growth rate of the Company is 21% on a like-for-like basis.

Overall gross margin for the quarter was 95% (Q3 FY06: 98%) and 96% for the nine months to March 31, 2007 (9m FY06: 98%), reflecting an increase in the mix of on-demand services and appliance sales.

Licence revenue was 10% of total revenue in the quarter (Q3 FY06: 12%). The lower proportion of licence revenue compared with last year reflects the increasing mix of on-demand service revenue which is fully subscription-based. Deferred revenue increased by 16% to $98.7m (Q3 FY06: $84.7m) increasing forward revenue visibility; 71% of the deferred revenue will be recognised as revenue in the next 12 months (Q3 FY 06: 70%).

Revenue in the Americas for the quarter was 51% of the total (Q3 FY06: 61%). The shift has been driven both by the strong growth rates in APAC and EMEA and the addition of significant on-demand sales this year, which have been largely in EMEA.

Pro-forma operating profit for the quarter increased slightly to $2.0m (Q3 FY06: $1.9m pre-restructuring) and was $6.2m for the nine months to March 31, 2007 (9m FY06: $9.4m pre-restructuring). The year on year decrease over the nine month period to March 31, 2007 reflects the pro-forma operating losses arising from the on-demand services, and increased R&D and G&A expenses across the business as a whole.

FTE headcount at the end of the second quarter was 617 (Q2 FY07: 631), with the decreases primarily arising in sales and administrative support functions.

Share-based payment costs, amortisation of intangible assets and depreciation are required under IFRS to be included in the principal operating cost categories of selling and distribution, research and development, and general and administrative. Amortisation of intangibles increased to $1.6m (Q3 FY06: $0.6m) as a result of the BST acquisition. Share-based payments were steady at $0.8m (Q3 FY06: $0.7m). Depreciation increased to $1.2m (Q3 FY06: $0.5m) in line with capital expenditure on internal infrastructure, information systems and most recently the extension of on-demand data centres.

Net interest income for the quarter was $0.4m (Q3 FY06: $0.8m) and was $1.2m for the nine months to March 31, 2007 (9m FY06: $2.4m). The reduction in net interest income reflects the lower levels of cash and liquid investments following the purchase of BST in July 2006.

After charging these net costs, the loss before tax for the quarter was $1.2m (Q3 FY06: profit of $0.9m) and was a loss of $3.2m for the nine months to March 31, 2007 (9m FY06: profit of $0.3m). The effective tax rate for FY07 is estimated at approximately 28%. Basic loss per share for the quarter was 3.2 cents (Q3 FY06: earnings of 2.4 cents) and was a loss of 8.5 cents for the nine months to March 31, 2007 (9m FY06: earnings of 0.8 cents).

Pre-restructuring operating cash flow for the quarter was $1.0m (Q3 FY06: $7.6m) and was $5.4m for the nine months to March 31, 2007 (9m FY06: $18.4m). The decrease relative to the prior year was primarily driven by the reduced levels of pro-forma profit, higher rates of growth in revenue than billings, and the negative cash flow from on-demand services. Cash generated from operations was $0.8m for the quarter (Q3 FY06: $5.1m) and was $4.8m for the nine months to March 31, 2007 (9m FY06: $12.8m). Net cash and liquid investments ended the quarter at $41.1m, slightly lower than the $43.5m as at December 31, 2006 primarily due to income taxes and capital expenditure outflows.

Third quarter corporate highlights

Introduction

The Company has made solid progress in the third quarter: achieving positive software billings growth and continuing above market growth rates for on-demand services. The Company has also generated strong growth in appliance and OEM billings. Also notable has been the positive pro-forma profit contribution from on-demand services in March, three months ahead of schedule, at the same time as a progressive expansion in global availability of the service. This has all been accomplished against the backdrop of the uncertainty that an Offer Period presents to any company, following the announcement on 7th December 2006 that the Company had received an approach.

The market

The Secure Content market is evolving at a rapid pace and, as a leading player in this market, it is important that we are able to react to, indeed drive, these changes. Central to the market today are the differential growth rates in its various segments. Enterprises are increasingly focused upon achieving a lower total cost of ownership at the same time as securing flexibility in the management of IT expenditure. As a result, security solutions delivered via an on-demand service or an appliance are being demanded more than software.

This dynamic has become evident in recent years and SurfControl has directed its product development and M&A strategy so that the Company is best positioned to capitalise on this opportunity. The acquisition of BlackSpider, the development of appliance-based solutions and the focus on developing new OEM relationships in the Unified Threat Management (UTM) space are good examples. In fact, layered solutions incorporating more than one of these delivery methods are increasingly popular as an economic way for enterprises to raise their level of protection against Internet threats, and to secure and manage their content. As one of few specialist Secure Content players who can provide all three delivery mechanisms, the Company is well placed to benefit from these market demand dynamics.

On-demand services

We are very pleased with the development of our on-demand services which have grown 40% compared to Q3 last year, and 60% in the nine month period to date. Our MailControl and WebDefense services are being well received by our existing customers as well as many new customers. On-demand service customers have now reached 2,000 serving approximately one million users. Based on this success, the Company has launched SurfControl's on-demand services in new regions around the world. During the third quarter the provision of on-demand services was extended to Australia, and in conjunction with our co-location partners, additional data centres were opened in Sydney and Hong Kong. The Company now has global service coverage with 11 data centres able to provide on-demand services on a world-wide basis. The programme of international expansion has continued since the quarter-end and recently we launched on-demand services in India, with the appointment of value added resellers in Delhi, Mumbai and Bangalore during April.

More to follow, for following part double-click [nRN1A8251V]

Financial Announcements

REG-Surfcontrol PLC 3rd Quarter Results - Part 2

RNS Number:8251V
Surfcontrol PLC
Part 2 : For preceding part double-click [nRNSA8251V]

Strategic channel partnerships and OEM relationships

Relationships with channel and OEM partners continued to strengthen in the third quarter with the proportion of billings through the channel increasing to 79% (Q3 FY06: 67%). In the third quarter, SurfControl undertook several initiatives to deepen the relationship with its channel partners. For example in the UK, the Company has announced that SurfControl's WebDefense and MailControl on-demand security services would be available from UK channel partners such as DNS Arrow, Peapod and Foursys.

At this year's RSA conference, held in February in San Francisco, CA, the Company launched its new Global Alliance Partner Programme. Through the new programme, alliance partners will be able to deliver high-performance solutions that are complementary or tightly integrated with SurfControl's award-winning secure Internet protection technology. The programme offers four levels for partner participation: technology partner, strategic alliance, OEM and global system integrators. The founding alliance members include Microsoft Corp., Citrix Systems, Juniper Networks, Celestix Networks, Check Point Software Technologies and Network Engines.

Extended customer relationships

During the quarter, the Company won 977 new customers around the world (Q3 FY06: 794) including Queensland Rail, General Dynamics ELCS GmbH, City of Vancouver, North Mississippi Health Services, Amnesty International, L'Oreal Group, Toshiba, De Beers Canada Inc, Comune di Cerro Maggiore, and British American Tobacco (Hungary). New customer additions included 315 new on-demand customers reflecting the strong demand for web and e-mail secure content solutions delivered as a service. In addition, we are seeing increasing instances of cross selling as customers realise the value of layered protection can be delivered at a lower total cost of ownership. Since the acquisition of BlackSpider, over 70 customers across BlackSpider and SurfControl have already adopted a layered solution involving both on-demand services and software or appliances from SurfControl.

Subscription renewal rates remain strong, overall towards the upper end of management's target range of 70-80%. Customers who subscribe to our on-demand services continue to renew at rates in excess of 90%. New customer sales were 21% of billings, sales into the customer base 25%, renewals 50% and OEM sales were 4% (Q3 FY06: 21%, 26%, 51% and 2% respectively). The average invoice value in the quarter increased to $6,600 (Q3 FY6: $6,500) and bundled sales represented 26% of billings (Q3 FY06: 29%).

Product development

During the quarter our product enhancements included the introduction of a new range of E-mail and Web Protection Bundles to raise the level of security and protection for small and medium-sized businesses (SMBs). The E-mail and Web Protection Bundles combine SurfControl's award-winning URL filtering, e-mail protection and content filtering solutions. An optional Anti-Virus Agent Bundle protects users from e-mail-borne malware, from spyware to worms and Trojans.

Recognising the strong growth in demand for appliances as a platform to deliver Secure Content solutions, the Company has announced a web filtering appliance to complement its existing e-mail filtering appliance. At the March CeBIT tradeshow in Germany, the Company showcased the SurfControl Web Filter Appliance which combines Microsoft's Internet Security and Acceleration (ISA) Server 2006 Standard Edition and SurfControl's web filtering software in a single appliance. Celestix, with their market leading appliance expertise, provides the underlying appliance platform. SurfControl's Web Filter Appliance will ship during Q4.

Corporate activity

On December 7, 2006 the Company announced that it had received an unsolicited approach which could result in a potential offer being made for the Company. These discussions have now concluded in a recommended pre-conditional cash offer of 700 pence per share being made for the Company (the "Offer") by Websense, Inc. Full details of the Offer are available on SurfControl's website at www.surfcontrol.com.

Outlook

Our third quarter results endorse SurfControl's strengthening of our products and on-demand services portfolio as well as our delivery partnerships. The development of our portfolio of Secure Content solutions has put us in a very strong position to take advantage of the relative growth rates in on-demand services, appliances, and software that underpin the growth in the Secure Content Market. Layered protection in the cloud, at the network edge and at the desktop is being recognised as an economic way to increase protection: SurfControl can now deliver in all three areas with a lower total cost of ownership.

Our investment in BlackSpider is delivering excellent results, with on-demand services now contributing ahead of schedule to the Company's overall profits. We are extremely proud of our team and pleased to be a partner with the best channel resellers and distributors in the industry. We look forward to a successful outcome to the year as a whole.

As announced on April 26, 2007, the Boards of Websense, Inc. and SurfControl have reached agreement on terms of a recommended pre-conditional cash offer under which SurfControl shareholders will, subject to satisfaction or waiver of the pre-conditions, be offered 700 pence per SurfControl share. As a result of the announced offer the Company expects to incur related exceptional costs in the fourth quarter in the areas of professional advisory fees, retention bonuses for employees, and an increase in the provision for employer's National Insurance on potential equity gains driven by the offered price of 700 pence. These costs will have a material effect on the fourth quarter.

About SurfControl

SurfControl provides a portfolio of security solutions to protect our customers from Internet threats, deliver business and regulatory compliance, and enable business continuity. SurfControl believes that security should be treated as a science, delivering protection at multiple points -- "in the cloud" with on-demand security services, on the network with software and appliances, and on the desktop and mobile client. All of SurfControl's solutions for Web, e-mail and endpoint security are backed by industry-leading threat detection technologies, delivered by SurfControl's Global Threat Experts who work 24/7 to provide customers with dynamic zero-day protection. The company protects approximately 16 million users in over 25,000 customers worldwide, and employs more than 600 people in offices across Europe, the Americas, and Asia/Pacific.

For further information and news on SurfControl, please visit www.surfcontrol.com.

Caution concerning forward-looking statements

Any statements contained in this announcement that are not historical facts are forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak only as of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.

SurfControl plc

Consolidated income statement

for the nine months ended	9 months ended	9 months ended	Year ended

31 March 2007		31 March 2007	31 March 2006	30 June 2006
	Notes	$'000	$'000	$'000
Revenue	2	93,779	74,258	101,886
Cost of sales		(3,837)	(1,758)	(2,409)
Gross profit		89,942	72,500	99,477
Selling and distribution excluding restructuring		(51,259)	(38,269)	(54,367)
Restructuring	3	-	(2,286)	(2,336)
Total selling and distribution		(51,259)	(40,555)	(56,703)
Research and development excluding restructuring		(19,249)	(13,251)	(18,180)
Restructuring	3	-	(1,366)	(1,366)
Total research and development		(19,249)	(14,617)	(19,546)
General and administrative excluding onerous leases and restructuring		(23,741)	(16,061)	(22,167)
Onerous leases	3	-	(1,374)	(1,254)
Restructuring	3	-	(1,825)	(1,945)
Total general and administrative		(23,741)	(19,260)	(25,366)
Other operating expenses		(99)	(182)	(212)
Operating loss		(4,406)	(2,114)	(2,350)
Financing income		1,742	2,408	3,213
Financing expense		(539)	(12)	(114)
(Loss)/ profit before tax		(3,203)	282	749
Income tax credit/(expense)	4	892	(70)	(185)
(Loss)/ profit for the period attributable to equity holders of the Parent Company		(2,311)	212	564
Basic (loss)/ earnings per ordinary share (cents)	5	(8.5)	0.8	2.0
Diluted (loss)/ earnings per ordinary share (cents)	5	(8.5)	0.7	2.0

Consolidated income statement for the three months ended 31 March 2007		3 months ended 31 March 2007	3 months ended 31 March 2006	Year ended 30 June 2006
	Notes	$'000	$'000	$'000
Revenue	2	32,523	25,035	101,886
Cost of sales		(1,611)	(507)	(2,409)
Gross profit		30,912	24,528	99,477
Selling and distribution				

excluding restructuring		(17,508)	(14,176)	(54,367)
Restructuring	3	-	-	(2,336)
Total selling and distribution		(17,508)	(14,176)	(56,703)
Research and development excluding restructuring		(6,815)	(4,435)	(18,180)
Restructuring	3	-	-	(1,366)
Total research and development		(6,815)	(4,435)	(19,546)
General and administrative excluding onerous leases and restructuring		(8,227)	(5,740)	(22,167)
Onerous leases	3	-	-	(1,254)
Restructuring	3	-	-	(1,945)
Total general and administrative		(8,227)	(5,740)	(25,366)
Other operating income		(31)	(69)	(212)
Operating (loss)/profit		(1,669)	108	(2,350)
Financing income		449	789	3,213
Financing expense		(7)	(2)	(114)
(Loss)/ profit before tax		(1,227)	895	749
Income tax credit/(expense)	4	348	(223)	(185)
(Loss)/ profit for the period attributable to equity holders of the Parent Company		(879)	672	564
Basic (loss)/ earnings per ordinary share (cents)		(3.2)	2.4	2.0
Diluted (loss)/ earnings per ordinary share (cents)		(3.2)	2.3	2.0

Group statement of recognised income and expense
for the nine months ended 31 March 2007

	9 months ended 31 March 2007	9 months ended 31 March 2006	Year ended 30 June 2006
	$'000	$'000	$'000
(Loss)/ profit for the period	(2,311)	212	564
Foreign exchange translation differences	(1,700)	434	(206)
Total recognised income and expense for the period attributable to equity holders of the Parent Company	(4,011)	646	358

Group statement of recognised
income and expense
for the three months ended 31 March 2007

	3 months ended 31 March	3 months ended 31 March	Year ended 30 June

	2007	2006	2006
	$'000	$'000	$'000
(Loss)/ profit for the period	(879)	672	564
Foreign exchange translation differences	(202)	153	(206)
Total recognised income and expense for the period attributable to equity holders of the Parent Company	(1,081)	825	358

Consolidated balance sheet as at 31 March 2007

	Notes	31 March 2007 $'000	31 March 2006 $'000	30 June 2006 $'000
Assets				
Plant and equipment		11,006	3,473	5,476
Intangible assets	6,12	51,418	8,288	7,700
Liquid investments		34	4,368	4,657
Deferred tax assets		6,870	6,480	6,335
Total non-current assets		69,328	22,609	24,168
Current tax receivable		1,076	899	1,100
Trade and other receivables	7	24,419	19,062	24,765
Cash and cash equivalents		41,049	75,484	76,278
Total current assets		66,544	95,445	102,143
Total assets		135,872	118,054	126,311
Equity				
Issued share capital	8	5,102	5,059	5,087
Share premium	8	6,481	4,997	5,896
Other reserves	8	2,213	4,553	3,913
Retained earnings	8	(4,995)	(3,959)	(5,445)
Total equity attributable to equity holders of the Parent Company		8,801	10,650	9,451
Liabilities				
Deferred tax liabilities		5,592	67	61
Provisions	11	613	371	666
Total non-current liabilities		6,205	438	727
Interest-bearing borrowings		-	8	3
Deferred revenue	9	98,667	84,748	93,626
Deferred consideration on acquisition of subsidiary undertaking		-	364	-
Trade and other payables	10	14,747	12,539	14,210
Current tax payable		5,229	5,716	5,739
Provisions	11	2,223	3,591	2,555
Total current liabilities		120,866	106,966	116,133
Total liabilities		127,071	107,404	116,860
Total equity and liabilities		135,872	118,054	126,311

Consolidated Cash flow statement for the nine months ended 31 March 2007	Notes	31 March 2007 $'000	31 March 2006 $'000	Year ended 2006 $'000
Cash flows from operating activities				
(Loss)/profit for the period		(2,311)	212	564
Adjustments for:				
Depreciation		2,973	1,553	2,108
Amortisation of intangible assets		4,813	1,762	2,350
Financing income		(1,742)	(2,408)	(3,213)
Financing expense		539	12	114
Share based charges		2,761	1,089	1,780
Income tax (credit)/ expense		(892)	70	185
Loss on sale of plant and equipment		-	81	105
Operating cash flow before changes in working capital and provisions		6,141	2,371	3,993
Decrease in operating receivables		3,353	6,382	1,142
(Decrease)/Increase in operating payable		(4,671)	3,846	10,786
Increase in provisions		24	218	19
Cash generated from operations		4,847	12,817	15,940
Income taxes (paid)/recovered		(654)	1,008	969
Net cash inflow from operating activities		4,193	13,825	16,909
Cash flows from investing activities				
Acquisition of plant and equipment		(8,703)	(652)	(2,864)
Proceeds from sale of plant and equipment		-	6	6
Acquisition of business undertaking	12	(38,239)	(295)	(659)
Cash acquired with business undertaking	12	2,766	-	-
Disposal of liquid investments		4,793	1,585	1,599
Bank and other interest received		1,930	2,463	3,269
Bank and other interest paid		(538)	(11)	(14)
Net cash (outflow)/inflow from investing activities		(37,991)	3,096	1,337
Cash flows from financing activities				

Proceeds from the issue of share capital	600	1,037	1,964
Payment of short term interest bearing borrowings	(2,917)	-	-
Purchase of own shares	-	(24,616)	(27,145)
Payment of finance lease liabilities	(3)	(14)	(19)
Net cash outflow from financing activities	(2,320)	(23,593)	(25,200)
Net decrease in cash and cash equivalents	(36,118)	(6,672)	(6,954)
Cash and cash equivalents at beginning of the period	76,278	82,951	82,951
Effect of exchange rate fluctuations on cash held	889	(795)	281
Cash and cash equivalents at end of the period	41,049	75,484	76,278

Consolidated Cash flow statement for the three months ended 31 March 2007

	Notes	31 March 2007 $'000	31 March 2006 $'000	Year ended 2006 $'000
Cash flows from operating activities				
(Loss)/profit for the period		(879)	672	564
Adjustments for:				
Depreciation		1,167	496	2,108
Amortisation of intangible assets		1,665	587	2,350
Financing income		(449)	(789)	(3,213)
Financing expense		7	2	114
Share based charges		911	630	1,780
Income tax (credit)/ expense		(348)	223	185
(Profit)/loss on sale of plant and equipment		-	(6)	105
Operating cash flow before changes in working capital and provisions		2,074	1,815	3,993
Decrease in operating receivables		874	2,826	1,142
(Decrease)/Increase in operating		(2,025)	366	10,786
(Decrease)/increase				

in provisions	(90)	75	19
Cash generated from operations	833	5,082	15,940
Income taxes (paid)/ recovered	(1,482)	(297)	969
Net cash (outflow)/inflow from operating activities	(649)	4,785	16,909
Cash flows from investing activities			
Acquisition of plant and equipment	(2,506)	(242)	(2,864)
Proceeds from sale of plant and equipment	-	6	6
Acquisition of business undertaking	-	-	(659)
Disposal/(Acquisition) of liquid investments	2,896	(6)	1,599
Bank and other interest received	502	738	3,269
Bank and other interest paid	(6)	(1)	(14)
Net cash inflow from investing activities	886	495	1,337
Cash flows from financing activities			
Proceeds from the issue of share capital	50	725	1,964
Purchase of own shares	-	(7,945)	(27,145)
Payment of finance lease liabilities	-	(5)	(19)
Net cash outflow from financing activities	50	(7,225)	(25,200)
Net increase/(decrease) in cash and cash equivalents	287	(1,945)	(6,954)
Cash and cash equivalents at beginning of the period	40,487	77,221	82,951
Effect of exchange rate fluctuations on cash held	275	208	281
Cash and cash equivalents at end of the period	41,049	75,484	76,278

Notes to the un-audited financial information for the nine months ended 31 March 2007

1. Basis of preparation

This interim financial information has been prepared under the same accounting policies, and methods of computation, as applied in the Group's most recent full year financial statements. In addition the following accounting policy has been adopted for acquired intangible assets.

* Intangible assets

During the period the Group's parent undertaking acquired the entire issued share capital of Black Spider Technologies Limited. As a consequence of this acquisition, the Group has recognised additional intangible assets including brands, customers relationships and customer

contacts, which have been recognised on the basis that they are separable, arise from contractual or other legal rights, and can be measured reliably. Future economic benefits are expected to flow from the assets, which are carried at fair value, and are to be amortised to the income statement over an estimated useful economic life of five years. These additional intangible assets are subject to impairment testing, in accordance with the Group's existing accounting policies, on an annual or more frequent basis, and would be impaired to the extent that the recoverable amount is less than the asset carrying value.

The comparative financial information for the full year ended 30 June 2006 is abridged, and does not constitute SurfControl plc's statutory accounts for that year within the meaning of section 240 of the Companies Act 1985. The financial statements for year ended 30 June 2006 have been reported on by KPMG Audit Plc.

The report of the auditor was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

The financial information for periods ended 31 March 2007, and 31 March 2006 is un-audited.

2. Segment reporting

Segment reporting is presented in the condensed financial information on a geographical basis, reflecting the Group's management and internal reporting structure. Geography is therefore the primary basis of segment reporting in the current and preceding financial periods.

The Group had one business segment during the current and preceding financial periods, being the development and sale of Internet security products and managed services.

Revenue by customer location for the 9 months ended 31 March 2007	9 months ended 31 March 2007 $'000	9 months ended 31 March 2006 $'000	Year ended 30 June 2006 $'000
United Kingdom	24,356	13,676	22,662
Mainland Europe	9,957	6,846	8,186
Americas	49,178	45,306	61,414
Australia and New Zealand	5,625	4,921	6,671
Rest of the World	4,663	3,509	2,953
	93,779	74,258	101,886

Revenue by customer location for the 3 months ended 31 March 2007	3 months ended 31 March 2007 $'000	3 months ended 31 March 2006 $'000	Year ended 30 June 2006 $'000
United Kingdom	9,032	4,574	22,662
Mainland Europe	3,576	2,407	8,186
Americas	16,433	15,311	61,414
Australia and New Zealand	2,010	1,665	6,671
Rest of the World	1,472	1,078	2,953
	32,523	25,035	101,886

3. Restructuring and onerous lease charges

	9 months ended 31 March 2007 $'000	9 months ended 31 March 2006 $'000	Year ended 30 June 2006 $'000
Rent on vacant offices	-	1,374	1,254
Restructuring	-	5,477	5,647
	-	6,851	6,901

During the preceding year the Group carried out a restructuring programme, which involved the

closure of certain sales offices, changes in management structure, and re-organisation of department functions. Vacant possession of relevant leases have been retained until such time as they expire or are assigned. Amounts equivalent to the rent arising from the un-expired portion of these leases have been charged to the income statement in the relevant period, net of amounts receivable under sub-lease arrangements.

4. Income tax expense

	9 months ended 31 March 2007 $'000	9 months ended 31 March 2006 $'000	Year ended 30 June 2006 $'000
Current tax:			
US Federal and state tax	346	(232)	(192)
Non US Corporation tax	(320)	(1,875)	(1,980)
Over provision in respect of previous years	139	-	166
Total current tax credit/(expense)	165	(2,107)	(2,006)
Deferred tax:			
Tax loss (de-recognition)/recognition	(449)	914	15
Origination and reversal of temporary differences	1,176	1,123	1,806
Total deferred tax	727	2,037	1,821
Total Income tax credit/(expense)	892	(70)	(185)

5. (Loss)/earnings per share

Basic and fully diluted (loss)/earnings per ordinary share are calculated as follows:

	9 months ended 31 March 2007 $'000	9 months ended 31 March 2006 $'000	Year ended 30 June 2006 $'000
(Loss)/profit after taxation (for basic and diluted earnings per share)	(2,311)	212	564
Basic weighted average ordinary shares in issue	27,099,843	28,461,082	28,145,589
Dilutive effect of share based instruments	-	655,580	696,193
Diluted weighted average ordinary shares in issue	27,099,843	29,116,662	28,841,782
Basic (loss)/earnings per ordinary share (cents)	(8.5)	0.8	2.0
Diluted (loss)/earnings per ordinary share (cents)	(8.5)	0.7	2.0

Own shares held by the Company or its employee benefit trust of 4,256,098 (31 March 2006: 3,969,098) (30 June 2006: 4,256,098) have been treated as cancelled for the purpose of the earnings per share calculation.

6. Intangible assets

	Goodwill $'000	Customer contracts and relationships $'000	Brands $'000	Intellectual Property $'000	Development Costs $'000	Total $'000
Cost:						
At 1 July 2006	544	-	-	18,386	391	19,321
Additions (note 12)	26,984	13,891	3,561	3,698	397	48,531
At 31 March 2007	27,528	13,891	3,561	22,084	788	67,852
Amortisation and Impairment:						
At 1 July 2006	544	-	-	10,888	189	11,621
Provided during the period	-	1,968	505	2,225	115	4,813
At 31 March 2007	544	1,968	505	13,113	304	16,434
Net book value at 31 March 2007	26,984	11,923	3,056	8,971	484	51,418
Net book value at 31 March 2006	-	-	-	8,066	222	8,288
Net book value at 30 June 2006	-	-	-	7,498	202	7,700

Intellectual property, and other intangible assets acquired upon purchase of the entire share capital of BlackSpider Technologies Ltd on 13 July 2006, are included at provisional fair value or replacement cost, and are included in additions. The acquired intellectual property at 31 March 2006 and 30 June 2006 relates to the written down values of Linux based appliance and spy ware technology purchased during 2004 and 2005.

7. Trade and other receivables	31 March 2007 $'000	31 March 2006 $'000	30 June 2006 $'000
Current:			
Trade receivables	20,568	15,615	21,262
Other receivables and prepayments	3,851	3,447	3,503
	24,419	19,062	24,765

8. Capital and reserves
Group reconciliation of changes in equity

	Issued share capital $'000	Capital redemption reserve $'000	Share premium account $'000	Translation reserve $'000	Retained earnings $'000	Total $'000
As at 1 July 2006	5,087	882	5,896	3,031	(5,445)	9,451
Total recognised income and expense	-	-	-	(1,700)	(2,311)	(4,011)
Exercise of options	15	-	585	-	-	600
Equity settled transactions	-	-	-	-	2,761	2,761

As at 31 March 2007	5,102	882	6,481	1,331	(4,995)	8,801
As at 31 March 2006	5,059	882	4,997	3,671	(3,959)	10,650
As at 30 June 2006	5,087	882	5,986	3,031	(5,445)	9,541

At 31 March 2007 the Company held 2,750,586 shares in treasury (31 March 2006: 2,750,586 shares)(30 June 2006: 2,750,586 shares).

At 31 March 2007 the Group's employee benefit trust ("EBT") held 1,505,512 shares (31 March 2006: 1,218,512 shares) (30 June 2006: 1,505,512 shares). The shares held by the EBT are listed on a recognised stock exchange, and their open market value at 31 March 2007 was $14,034,000 (£7,151,000). The nominal value held was $296,000 (£151000). The EBT is a discretionary trust for the benefit of employees, and the shares are used to satisfy certain Group liabilities in respect of share based emoluments that have been provided to them.

The cost of own share purchases for treasury and the EBT has been charged to Retained Earnings. No own shares were acquired during the period.

9. Deferred revenue

Deferred revenue is due to be recognised as revenue in the income statement as follows:	31 March 2007 $'000	31 March 2006 $'000	30 June 2006 $'000
Current:			
In less than one year	70,176	59,023	63,890
In more than one year	28,491	25,725	29,736
	98,667	84,748	93,626

10. Trade and other payables

	31 March 2007	31 March 2006	30 June 2006
Current:	$'000	$'000	$'000
Trade payables	1,995	2,441	1,422
Sales taxes & social security costs	2,618	1,826	2,091
Non trade payables and accrued expenses	10,134	8,272	10,697
	14,747	12,539	14,210

More to follow, for following part double-click [nRN2A8251V]

Financial Announcements

REG-Surfcontrol PLC 3rd Quarter Results - Part 3

RNS Number:8251V
Surfcontrol PLC
Part 3: For preceding part double-click [nRN1A8251V]

11. Provisions

	31 March 2007 $'000	31 March 2006 $'000	30 June 2006 $'000
Current			
Revenue	765	1,000	900
Legal	1,120	-	917
Restructuring	31	890	122
Onerous leases	307	827	616
	2,223	2,717	2,555
Non Current			
Onerous leases	389	503	481
Share based employment taxes	224	371	185
	613	874	666
Total provisions	2,836	3,591	3,221

12. Acquisitions

Acquisition of Black Spider Technologies Limited ("BST")

On 13 July 2006 the Group's parent undertaking, SurfControl plc, acquired the entire share capital of BST an "on demand" security services company. The provisional purchase price including directly attributable acquisition costs was $38,239,000 paid in cash, together with the assumption of interest bearing borrowings with a fair value of $2,296,000.

Acquiree net liabilities at the acquisition date, together with intangible assets. and deferred tax amounts recognised on acquisition were as follows:

	Carrying values $'000	Provisional fair value adjustments (1) $'000	Provisional recognised values $'000
Customer relationships and contracts	-	13,891	13,891
Brands	-	3,561	3,561
Intellectual property	-	3,698	3,698
Internal development costs	-	397	397
Deferred tax assets	-	434	434
Deferred tax liabilities	-	(6,464)	(6,464)
Plant and equipment	914	-	914
Trade and other receivables	2,108	-	2,108
Tax recoverable	373	-	373
Cash and cash equivalents	2,766		2,766
Interest bearing borrowings (1a)	(2,216)	(80)	(2,296)
Deferred revenue	(6,246)	-	(6,246)
Trade and other payables (1b)	(1,673)	(208)	(1,881)
Net identifiable assets	(3,974)	15,229	11,255
Goodwill (3)			26,984

Total consideration (2)	38,239
Unpaid or accrued acquisition costs	-
Cash outflow	38,239
Cash acquired from acquisition	2,766

Notes:

(1) The provisional fair value adjustments relate to:

(a) recognition of acquired purchase intangibles together with deferred tax assets and liabilities.

(b) Interest bearing borrowings acquired being restated to fair value.

(c) Additional accruals for professional fees, employer tax obligations on options, and bonuses.

(2) Acquisition costs were $1,331,000.

(3) Goodwill, intangible assets, and deferred tax amounts, together with the net liabilities of BST, are denominated in GBP.

The provisional value of intangible assets, deferred tax, and the fair value adjustments are based on management's best estimates, and will be finalised in the Group's 2007 full year financial statements. Goodwill represents the value of assets which cannot be separately recognised under IFRS, or which cannot be currently recognised on the grounds of uncertainty, Including the value of the acquiree's workforce, potential revenue from cross selling into the Group's existing customer base, leverage of the on demand managed services outside of the UK/EMEA region, tax losses, and operating cost synergies.

BST contributed subscription revenue of $9,496,000 and a net loss of $3,383,000 after tax to the Group for the nine month period. The audited draft financial statements for the year ended 30 June 2006 under BST's UK GAAP accounting policies reported subscription revenue of $7,087,000 and a loss after tax of $6,788,000.

Reconciliation of Operating profits to Pro-forma operating profit- Un-audited for the 9 months ended 31 March 2007
Pro-forma operating profit for the period is as follows:

	9 months ended 31 March 2007	9 months ended 31 March 2006	Year ended 30 June 2006 Un-audited
	$'000	$'000	$'000
Pro-forma operating profit	6,179	9,402	10,921

Management define pro-forma operating profit as operating profit before the following:

(1) Share based compensation and related employment taxes;

(2) Amortisation and impairment of intangible assets;

(3) Asset recognition and amortisation of internal development costs

(4) Depreciation of plant and equipment;

Pro-forma profit operating for the nine months ended 31 March 2007 is calculated as follows:

9 months ended 31 March 2007	Operating costs per income statement $'000	(1) Share-based payments and related employment taxes $'000	(2) Amortisation of acquired intangible assets $'000	(3) Asset recognition and amortisation of internal development costs $'000	(4) Depreciation of plant and equipment $'000	Pro-forma operating profit $'000
Selling and distribution	(51,259)	944	2,473	-	1,605	(46,237)
Research and development	(19,249)	455	2,280	60	864	(15,590)
General and administrative	(23,741)	1,400	-	-	504	(21,837)
Other operating expenses	(99)	-	-	-	-	(99)
Total operating costs	(94,348)	2,799	4,753	60	2,973	(83,763)
Gross profit						89,942
Pro-forma operating profit						6,179

Pro-forma operating profit- for nine months ended 31 March 2006 (un-audited)	9,402
Pro-forma operating profit -Year ended 30 June 2006 (un-audited)	10,921

Supplementary cash flow information

Group operating cash flow before cash flows associated with onerous leases and other restructuring charges, and Group free cash is as follows:

	9 months ended 31 March 2007 $'000	9 months ended 31 March 2006 $'000	2006 Year ended Un-audited $'000
Cash generated from operations	4,847	12,817	15,940
Onerous lease charges and restructuring	579	5,596	6623
Operating cash (restated)	5,426	18,413	22,563
Onerous lease charges and restructuring	(579)	(5,596)	(6,623)
Bank and other interest received	1,930	2,463	3,269
Bank and other interest paid	(538)	(11)	(14)
Income taxes (paid)/ recovered	(654)	1,008	969
Acquisition of plant and equipment	(8,703)	(652)	(2,864)
Sale of plant and equipment	-	6	6

Free cash	(3,118)	15,631	17,306

Reconciliation of Operating profits to Pro-forma operating profit- Un-audited for the 3 month period ended 31 March 2007

Pro-forma operating profit for the period is as follows:

	3 months ended 31 March 2007	3 months ended 31 March 2006	Year ended 30 June 2006 Un-audited
	$'000	$'000	$'000
Pro-forma operating profit	1,986	1,907	10,921

Management define pro-forma operating profit as operating profit before the following:

(1) Share based compensation and related employment taxes;

(2) Amortisation and impairment of intangible assets;

(3) Asset recognition and amortisation of internal development costs

(4) Depreciation of plant and equipment;

Pro-forma profit operating for the three months ended 31 March 2007 is calculated as follows:

		(1)	(2)	(3)	(4)	
	Operating costs per income statement	Share-based payments and related employment taxes	Amortisation of acquired intangible assets	Asset recognition and amortisation of internal development costs	Depreciation of plant and equipment	Pro-forma operating profit
3 months ended 31 March 2007	$'000	$'000	$'000	$'000	$'000	$'000
Selling and distribution	(17,508)	181	873	-	633	(15,821)
Research and development	(6,815)	147	772	20	338	(5,538)
General and administrative	(8,227)	495	-	-	196	(7,536)
Other operating expenses	(31)	-	-	-	-	(31)
Total operating costs	(32,581)	823	1,645	20	1,167	(28,926)
Gross profit						30,912
Pro-forma operating profit						1,986

Pro-forma operating profit- for three months ended 31 March 2006 (un-audited)	1,907
Pro-forma operating profit -Year ended 30 June 2006 (un-audited)	10,921

Supplementary cash flow information

Group operating cash flow before cash flows associated with onerous leases and other

restructuring charges, and Group free cash is as follows:

	3 months ended 31 March 2007 $'000	3 months ended 31 March 2006 $'000	2006 Year ended Un-audited $'000
Cash generated from operations	833	5,082	15,940
Onerous lease charges and restructuring	125	2,517	6,623
Operating cash (restated)	958	7,599	22,563
Onerous lease charges and restructuring	(125)	(2,517)	(6,623)
Bank and other interest received	502	738	3,269
Bank and other interest paid	(6)	(1)	(14)
Income taxes (paid)/ recovered	(1,482)	(297)	969
Acquisition of plant and equipment	(2,506)	(242)	(2,864)
Sale of plant and equipment	-	6	6
Free cash	(2,659)	5,286	17,306

END
QRTILFVDSAIIVID

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:8598V
UBS AG (EPT)
01 May 2007

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS

BUT NOT DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ord 10p
Date of dealing	30th April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	0	0.00%	10,887	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	0	0.00%	10,887	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security: Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
SALE	106	655 pence
SALE	61	655.5
SALE	63	655.5
SALE	136	655.5
SALE	100	655.75
SALE	8	655.75
SALE	128	656
SALE	124	659.25
SALE	124	659.75

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) NO

Date of disclosure 1 MAY 2007

Contact name	LOUISE ROBINSON
Telephone number	020 7567 8762
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDUIDGGGRB

File No.: 82-34985

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:8602V
UBS AG (EPT)
01 May 2007

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	30 APRIL 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
27,000	6.579855 GBP	6.579855 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
-	-	-

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	01 MAY 2007
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDUGXGGGRB

Financial Announcements

REG-BlackRock Group Rule 8.3- Surfcontrol PLC

RNS Number:8605V
BlackRock Group
01 May 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary shares
Date of dealing	30th April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,824,584	6.34%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,824,584	6.34%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	125,000	GBP 6.57
Sale	32,011	GBP 6.571276
Sale	39,000	GBP 6.556724

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	1st May 2007
Contact name	Thomas Hone
Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETABMBTMMJMBTR

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure

RNS Number:8622V
Morgan Stanley Securities Ld(EPT)
01 May 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	30 April 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
325,265	6.58	6.58

Total number of securities Sold	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
0	N/A	N/A

(b) . Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
CFD	LONG	325,265	6.58

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	1 May 2007
Contact name	Brent Ali
Telephone number	020 7425 8677
Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense,Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFSLEFILIID

Financial Announcements

REG-Hermes Inv Mngmt Rule 8.3- Surfcontol PLC

RNS Number:8638V
Hermes Investment Management
01 May 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HERMES INVESTMENT MANAGEMENT LTD
Company dealt in	SURFCONTROL PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES 10p
Date of dealing	30 APRIL 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,270,731	4.420		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,270,731	4.420		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	6,767	6.60

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	1 MAY 07
Contact name	VALERIE DAVIDSON
Telephone number	020 7680 2177
If a connected EFM, name of offeree /offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETABMBTMMAMBTR

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	30 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	656,089	2.28%	70,334	0.24%
(2) Derivatives (other than options)	69,154	0.24%	146,930	0.51%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	725,243	2.52%	217,264	0.76%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	400	6.5031
Purchase	1,217	6.5928
Sale	322	6.5575
Sale	2,475	6.5552

(b) Derivatives transactions (other than options)

Product name	Long/Short	Number of Securities	Price per unit
CFD	Short	400	6.503
CFD	Short	1217	6.5927
CFD	Long	2475	6.5552
CFD	Long	322	6.5575

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	01 May 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

*T
(c) Rights to subscribe (Note 3)
-0-
*T

Class of relevant security:	Details

*T
3. DEALINGS (Note 4)
(a) Purchases and sales
-0-
*T

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase - April 30, 2007	8,839	USD 13.12

*T
(b) Derivatives transactions (other than options)
-0-
*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

*T
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call option	Writing selling , purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

*T
(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

*T
(d) Other dealings (including new securities) (Note 4)
-0-
*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
April 30, 2007 - Transfer out 13,406 shares	Interests in relevant securities transferred out of APLP's management	N/A

*T
4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
-0-
*T

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None.

*T
Is a Supplemental Form 8 attached? (Note 9) NO
-0-
*T

Date of disclosure	May 1, 2007
Contact name	Janet D. Olsen
Telephone number	414-390-6100
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

*T
Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
Artisan Partners

Financial Announcements

REG-Gruss Asset Management LLP Rule 8.3 - Surfcontrol Plc

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Gruss Asset Management LLP
Company dealt in	Surfcontrol Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	30 April 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	712,909 (2.48%)	
(3) Options and agreements to purchase/sell		
Total	712,909 (2.48%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	27,000	657.00p

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	01 May 2007
Contact name	Will Drage
Telephone number	+44 207 518 9002
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-Stevens Capital Management LP Rule 8.3 - SurfControl plc

LONDON--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

-0-

*T

Name of person dealing (Note 1)	Stevens Capital Management LP
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Common Shares
Date of dealing	30 April 2007

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-0-

*T

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	349,427 1.215%	0
(3) Options and agreements to purchase/sell		
Total	349,427 1.215%	0

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-0-

*T

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	N/A	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

*T
(c) Rights to subscribe (Note 3)
-0-
*T

Class of relevant security:	Details
	N/A

*T
3. DEALINGS (Note 4)
(a) Purchases and sales
-0-
*T

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A		

*T
(b) Derivatives transactions (other than options)
-0-
*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Total Return Equity Swap	Long	106	#6.55
		4,200	#6.54
		2,800	#6.60
		100	#6.585

*T
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
N/A						

*T
(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
N/A		

*T
(d) Other dealings (including new securities) (Note 4)
-0-
*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
N/A		

*T
4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
-0-
*T
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

*T
Is a Supplemental Form 8 attached? (Note 9) YES
-0-
*T

Date of disclosure	1 May 2007
Contact name	Jeffrey W. Cameron
Telephone number	610.971.5000
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

*T
Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8
DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)
OPEN POSITIONS (Note 1)

-0-
*T

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Total Return Equity Swap	Purchased	349,427	N/A	Cash Settled Equity Swap	N/A

*T
Notes
1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.
2. For all prices and other monetary amounts, the currency must be stated. For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
Stevens Capital Management LP

Financial Announcements

REG-Arbitrage & Trading Rule 8.3- SurfControl Plc

RNS Number:9250V
Arbitrage & Trading Management Co
01 May 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Arbitrage & Trading Management Company
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	1st May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)	399,400	1.39%		
(3) Options and agreements to purchase/sell				
Total	399,400	1.39%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	1,600	657.50p

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	2nd May 2007
Contact name	Todd Mason
Telephone number	1-201-871-0866
If a connected EFM, name of offeree/offeror with which connected	n/a
If a connected EFM, state nature of connection (Note 10)	n/a

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETIFFELETILIID

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:9363V
Surfcontrol PLC
02 May 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: SURFCONTROL PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

MERRILL LYNCH INTERNATIONAL INVESTMENT FUNDS

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction and date on which the threshold is crossed or reached if different):

30TH APRIL 2007

6. Date on which issuer notified: 1ST MAY 2007

7. Threshold(s) that is/are crossed or reached: GONE BELOW 3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0002901790	963,045	963,045

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
	868,640	868,640	N/A	2.75%	N/A

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
868,640	2.75%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

15. Contact telephone number:

Annex Notification Of Major Interests In Shares

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

MERRILL LYNCH INTERNATIONAL INVESTMENT FUNDS

Contact address (registered office for legal entities):

33 KING WILLIAM STREET, LONDON, EC4R 9AS

Phone number: 020 7743 2098

Other useful information (at least legal representative for legal persons): THOMAS HONE

B: Identity of the notifier, if applicable

Full name: BLACKROCK, INC

Contact address: 33 KING WILLIAM STREET, LONDON, EC4R 9AS

Phone number: 020 7743 2098

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation): THOMAS HONE

C: Additional information:

END

HOLGCGDUGXGGGRD

Financial Announcements

REG-BlackRock Group Rule 8.3- Surfcontrol PLC

RNS Number:9445V
BlackRock Group
02 May 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary shares
Date of dealing	1st May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,689,852	5.87%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,689,852	5.87%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	49,265	GBP 6.572367
Sale	52,967	GBP 6.8/748
Sale	32,500	GBP 6.562661

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	2nd May 2007
Contact name	Thomas Hone
Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETATMMTMMAMBFR

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	01 May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	655,738	2.28%	69,856	0.24%
(2) Derivatives (other than options)	69,505	0.24%	146,930	0.51%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	725,243	2.52%	216,786	0.75%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	875	6.5783
Sale	550	6.5625
Sale	676	6.5669

(b) Derivatives transactions (other than options)

Product name	Long/Short	Number of Securities	Price per unit
CFD	Short	875	6.5782
CFD	Long	550	6.5625
CFD	Long	676	6.5669

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	02 May 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-Artisan Partners Rule 8.3 - SurfControl plc

MILWAUKEE--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

-0-

*T

Name of person dealing (Note 1)	Artisan Partners Limited Partnership ("APLP")
Company dealt in	SurfControl plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	May 1, 2007

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-0-

*T

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	3,765,405 (13.10%, based on 28,749,231 ordinary shares outstanding, as publicly reported by SurfControl plc on February 7, 2007)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	3,765,405	

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-0-

*T

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

*T
(c) Rights to subscribe (Note 3)
-0-
*T

Class of relevant security:	Details

*T
3. DEALINGS (Note 4)
(a) Purchases and sales
-0-
*T

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase - May 1, 2007	62,646	USD 13.18
Purchase - May 1, 2007	2,992	USD 13.14

*T
(b) Derivatives transactions (other than options)
-0-
*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

*T
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

*T
(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

*T
(d) Other dealings (including new securities) (Note 4)
-0-
*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

*T
4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
-0-
*T
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None.

---

*T
Is a Supplemental Form 8 attached? (Note 9) NO

-0-
*T

Date of disclosure	May 2, 2007
Contact name	Janet D. Olsen
Telephone number	414-390-6100
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

*T
Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
Artisan Partners

Financial Announcements

REG-Stevens Capital Management LP Rule 8.3 - SurfControl Plc

LONDON--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

-0-

*T

Name of person dealing (Note 1)	Stevens Capital Management LP
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Common Shares
Date of dealing	1 May 2007

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-0-

*T

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	494,543 1.737%	0
(3) Options and agreements to purchase/sell		
Total	494,543 1.737%	0

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-0-

*T

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	N/A	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

*T

(c) Rights to subscribe (Note 3)

-0-

*T

Class of relevant security:	Details
N/A	

*T

3. DEALINGS (Note 4)

(a) Purchases and sales

-0-

*T

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A		

*T

(b) Derivatives transactions (other than options)

-0-

*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Total Return Equity Swap	Long	1,700	#6.5575
		1,000	#6.5525
		4	#6.5675
		1,000	#6.565
		140,000	#6.57
		1,412	#6.56

*T

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

-0-

*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
N/A						

*T

(ii) Exercising

-0-

*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
N/A		

*T

(d) Other dealings (including new securities) (Note 4)

-0-

*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
N/A		

*T

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

-0-

*T

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

*T
Is a Supplemental Form 8 attached? (Note 9) YES
-0-
*T

Date of disclosure	2 May 2007
Contact name	Jeffrey W. Cameron
Telephone number	610.971.5000
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

*T
Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8
DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)
OPEN POSITIONS (Note 1)

-0-
*T

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Total Return Equity Swap	Purchased	494,543	N/A	Cash Settled Equity Swap	N/A

*T
Notes
1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.
2. For all prices and other monetary amounts, the currency must be stated. For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
Stevens Capital Management LP

Financial Announcements

REG-Surfcontrol PLC Rule 2.10 Announcement

RNS Number:0288W
Surfcontrol PLC
03 May 2007

SURFCONTROL PLC ("SurfControl")

Rule 2.10 Disclosure - UPDATE

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, SurfControl announces that, as at the close of business on 2 May 2007, it had the following securities in issue:

- 28,753,231 ordinary shares of 10 pence each.

The ISIN reference number for these securities is GB0002901790.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers ("the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of SurfControl, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. The requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of SurfControl, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of SurfControl by any offeror or SurfControl, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe such restrictions.

Name of contact and telephone number for queries:

Simon Wilson Chief Financial Officer, and Company Secretary +1(831) 440-2530

Andrew Walker -Assistant to the Company Secretary +44(0)1260-296226

Name and signature of authorised company official responsible for making this notification:

Simon Wilson- Chief Financial Officer and Company Secretary

Date of notification: 3 May, 2007

END
RTTZGGGKLFFGNZG

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:0491W
UBS AG (EPT)
03 May 2007

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	02 MAY 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
12,281	6.5675 GBP	6.5475 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
46,727	6.74986 GBP	6.5475 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	03 MAY 2007
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDURSGGGRX

Financial Announcements

REG-BlackRock Group Rule 8.3- Surfcontrol PLC

RNS Number:0500W
BlackRock Group
03 May 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary shares
Date of dealing	2nd May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,642,252	5.71%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,642,252	5.71%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	10,000	GBP 6.57
Sale	37,600	GBP 6.548617

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	3rd May 2007
Contact name	Thomas Hone
Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETAJMBTMMAMBMR

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:0503W
UBS AG (EPT)
03 May 2007

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS

BUT NOT DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ord 10p
Date of dealing	2nd MAY 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	0	0.00%	12,227	0.04%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	0	0.00%	12,227	0.04%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security: Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
SALE	193	653.25 PENCE
SALE	192	654.25
SALE	193	654.25
SALE	193	654.75
SALE	193	654.75
SALE	177	655
SALE	16	655
SALE	193	655

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction	Details	Price per unit (if applicable) (Note 7)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) NO

Date of disclosure 03 MAY 2007

Contact name NIMISHA SACHDEV

Telephone number 020 7568 9289

Name of offeree/offeror with which connected SurfControl PLC

Nature of connection (Note 9) CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDUBUGGGRX

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	02 May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	655,634	2.28%	66,966	0.23%
(2) Derivatives (other than options)	66,966	0.23%	146,930	0.51%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	722,600	2.51%	213,896	0.74%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	503	6.5508
Purchase	86	6.5513
Purchase	2,453	6.5580
Sale	503	6.5492
Sale	2,643	6.5488

(b) Derivatives transactions (other than options)

Product name	Long/Short	Number of Securities	Price per unit
CFD	Short	503	6.5508
CFD	Short	86	6.5512
CFD	Short	2453	6.5579
CFD	Short	38800	6.6038
CFD	Long	503	6.5491

NB: The below transactions which were previously disclosed have been cancelled

Deal Date	Long/Short	Number of Securities	Price per unit (GBP)
27/04/2007	Short	38,800	6.6045

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction	Details (Note 8)	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	03 May 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-Hermes Inv Mngmt Rule 8.3- Surfcontrol PLC

RNS Number:0707W
Hermes Inv Mngmt
03 May 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HERMES INVESTMENT MANAGEMENT LTD
Company dealt in	SURFCONTROL PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES 10p
Date of dealing	02 MAY 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,234,638	4.295		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,234,638	4.295		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
TRANSFER TO AN EXTERNAL MANAGER	36,033	6.55

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	3 MAY 07
Contact name	VALERIE DAVIDSON
Telephone number	020 7680 2177
If a connected EFM, name of offeree /offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUORVRBSRVRAR

Financial Announcements

REG-Stevens Capital Management LP Rule 8.3 - SurfControl Plc

LONDON--(Business Wire)--FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

-0-

*T

Name of person dealing (Note 1)	Stevens Capital Management LP
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Common Shares
Date of dealing	2 May 2007

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-0-

*T

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	526,541 1.831%	0
(3) Options and agreements to purchase/sell		
Total	526,541 1.831 %	0

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-0-

*T

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	N/A	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

*T

(c) Rights to subscribe (Note 3)

-0-

*T

Class of relevant security:	Details
N/A	

*T
3. DEALINGS (Note 4)
(a) Purchases and sales
-0-
*T

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A		

*T
(b) Derivatives transactions (other than options)
-0-
*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Total Return Equity Swap	Long	751	#6.5025
		15	#6.5125
		1,986	£6.5225
		2,769	£6.5425
		977	£6.5475
		9,476	£6.5500
		5,000	£6.5525
		3,800	£6.5600
		7,224	£6.5700

*T
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
	N/A					

*T
(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
	N/A	

*T
(d) Other dealings (including new securities) (Note 4)
-0-
*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
	N/A	

*T
4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
-0-
*T
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

*T
Is a Supplemental Form 8 attached? (Note 9) YES
-0-
*T

Date of disclosure	3 May 2007
Contact name	Jeffrey W. Cameron
Telephone number	610.971.5000
If a connected EFM, name of offeree/offeror with which Connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

*T
Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8
DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)
-0-
*T

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Total Return Equity Swap	Purchased	526,541	N/A	Cash Settled Equity Swap	N/A

*T
Notes
1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.
2. For all prices and other monetary amounts, the currency must be stated. For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Stevens Capital Management LP

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure-Amendment

RNS Number:0814W
UBS AG (EPT)
03 May 2007

This announcement replaces the previous RNS announcement reference 7466V released at 10:44 on 30 April 2007. Amendment made to the Total number of securities sold figure in 2.(a) due to a deleted trade. All other information remains unchanged.

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	27 APRIL 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
45,509	6.77 GBP	6.51 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
88,589	6.80646 GBP	6.595 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	LONG	32,220	6.6867 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	30 APRIL 2007
Contact name	LOUISE ROBINSON
Telephone number	020 7567 8762
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBLGDUCDGGGRX

Financial Announcements

REG-BlackRock Group Rule 8.3- Surfcontrol PLC

RNS Number:1170W
BlackRock Group
04 May 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary shares
Date of dealing	3rd May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,609,352	5.59%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,609,352	5.59%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	32,900	GBP 6.50231

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	4th May 2007
Contact name	Thomas Hone
Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETAIMMTMMIMBPR

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure

RNS Number:1174W
Morgan Stanley Securities Ld(EPT)
04 May 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	3 May 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
0	N/A	N/A

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
3,682	6.52	6.49

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
N/A	N/A	N/A	N/A

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	4 May 2007
Contact name	Brent Ali
Telephone number	020 7425 8677

Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense,Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END
EMMILFEIELISIID

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:1248W
UBS AG (EPT)
04 May 2007

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	03 MAY 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
-	-	-

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
3,054	6.515 GBP	6.515 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	04 MAY 2007
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDUDXGGGRS

Financial Announcements

REG-Barclays PLC Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	03 May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	611,349	2.13%	66,006	0.23%
(2) Derivatives (other than options)	66,006	0.23%	146,930	0.51%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	677,355	2.36%	212,936	0.74%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	1,319	6.5256
Purchase	777	6.5357
Sale	2,558	6.5150
Sale	1,136	6.5002
Sale	3,887	6.5150

NB: The below transactions which were previously disclosed have been cancelled

Deal Date	Purchase/Sale	Number of Securities	Price per unit (GBP)
27/04/2007	Purchase	38,800	6.6045

(b) Derivatives transactions (other than options)

Product name	Long/Short	Number of Securities	Price per unit
CFD	Short	1319	6.5256
CFD	Short	777	6.5356
CFD	Long	1136	6.5002

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	04 May 2007
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-Stevens Capital Management LP Rule 8.3 - SurfControl Plc

LONDON--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

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*T

Name of person dealing (Note 1)	Stevens Capital Management LP
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Common Shares
Date of dealing	3 May 2007

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

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*T

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	527,441 1.834%	0
(3) Options and agreements to purchase/sell		
Total	527,441 1.834%	0

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-0-

*T

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	N/A	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

*T

(c) Rights to subscribe (Note 3)

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*T

Class of relevant security:	Details
N/A	

*T
3. DEALINGS (Note 4)
(a) Purchases and sales
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*T

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A		

*T
(b) Derivatives transactions (other than options)
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*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Total Return Equity Swap	Long	300	#6.5125
		600	#6.5425

*T
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
N/A						

*T
(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
N/A		

*T
(d) Other dealings (including new securities) (Note 4)
-0-
*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
N/A		

*T
4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
-0-
*T
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

*T
Is a Supplemental Form 8 attached? (Note 9) YES
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*T
Date of disclosure 4 May 2007

Contact name	Jeffrey W. Cameron
Telephone number	610.971.5000
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

*T
Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)
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*T

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Total Return Equity Swap	Purchased	527,441	N/A	Cash Settled Equity Swap	N/A

*T
Notes
1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.
2. For all prices and other monetary amounts, the currency must be stated. For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
Stevens Capital Management LP

END